Filed by Targa Resources Partners LP

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Targa Resources Partners LP

Commission File No.: 001-33303

Commission File No. for Registration Statement on Form S-4

filed by Targa Resources Corp.: 333-208326

The below email was sent to certain employees who are also unitholders of Targa Resources Partners LP relating to a proposed business combination involving Targa Resources Corp. and Targa Resources Partners LP.

To:	[unitholder email address]
From:	trp@dfking.com
Date:	February 4, 2016
Subject:	Targa Resources Partners Special Meeting of Common Unitholders

Dear Unitholder:

We have scheduled a Special Meeting for Unitholders of Targa Resources Partners on February 12, 2016 at 8:00 a.m., local time at Wells Fargo Plaza, 1000 Louisiana Street, Houston, TX 77002. On November 3, 2015, Targa Resources Corp. (NYSE: TRGP) announced an agreement to acquire all of the outstanding common units of Targa Resources Partners LP (NYSE: NGLS) not already owned by TRGP. The Conflicts Committee of the Board of Directors of the general partner of TRP and the Board of Directors of the General Partner of TRP unanimously approved the merger agreement and recommend that NGLS unitholders vote FOR the proposed transaction with TRGP.

Please take a few moments and login to review the proxy statement and vote your units. Your vote is extremely important no matter the size of your investment.

You will need your control number found below to login. Once logged in, you can view and/or download the proxy statement and proxy card and can vote your units. Please vote your units before 5:00 p.m. EST on February 10, 2016 so they can be counted at the scheduled unitholder meeting. For reference you can also logon to www.proxyonline.com

TO VIEW THE PROXY STATEMENT AND VOTE YOUR UNITS CLICK HERE.

YOUR CONTROL NUMBER IS:

(Control Number Here)

If you have any questions please contact D.F. King & Co., Inc. toll free at (877) 478-5044 or via email at trp@dfking.com.